


[LOGO GRAPHIC OMITTED]         TELEMIG CELULAR PARTICIPACOES S.A.                                   THOMSON
                                                                                      [LOGO GRAPHIC OMITTED]
                                                                                                   Financial
Telemig Celular                Joao Cox                 Leonardo Dias
                               Chief Financial Officer  Investor Relations Manager             Isabel Vieira
                               Jcox@telepart.com.br     Ldias@telepart.com.br                 Vice President
                               (55 61) 429-5600         (55 61) 429-5673               Isabel.vieira@tfn.com
                                                                                              (212) 807-5110
------------------------------------------------------------------------------------------------------------


[TMB               TELEMIG CELULAR PARTICIPACOES S.A. REPORTS
LISTED                     SECOND QUARTER 2002 RESULTS
NYSE
LOGO]

               o  EBITDA margin of 45,5% of service revenues for the quarter
[LISTED        o  Client base increased by 21% year-over-year
BOVESPA        o  Positive free cash flow of R$144 million for the first half of
SAO PAULO         2002
STOCK
EXCHANGE
COMPANY
LOGO]


Brasilia, August 13, 2002 - Telemig Celular Participacoes S.A. (BOVESPA: TMCP3 (Common)/TMCP4 (Preferred); NYSE: TMB), the holding company of the provider of cellular telecommunications services in the State of Minas Gerais, today announced its second quarter 2002 results. The Company registered 56,415 new customers for the quarter, increasing the client base to 1,731,839. EBITDA reached R$97.2 million in 2Q02, representing 45.5% of service revenues.

Operating Highlights:

56,415 new customers in       The Company's customer base reached 1,731,839
2Q02                          during the second quarter of 2002.
                              Quarter-over-quarter, this represents a 3.4%
                              increase. Year-over-year, this represents a 21.1% increase in the client base. Net additions amounted to 56,415 for the quarter.

                              For the second quarter of 2002, prepaid net additions were 89,209, bringing the total prepaid base to 1,053,109, or 61% of the total base. The postpaid base decreased by 32,794 customers, ending the quarter with 678,730 customers, or 39% of the total base.


                                           Client Base (in thousands)

                                              Postpaid                Prepaid
                                              --------                -------

                              2Q01               753                     677
                              3Q01               745                     786
                              4Q01               746                     924
                              1Q02               712                     964
                              2Q02               679                   1,053


                              For the second quarter of 2002, the blended annualized churn rate was 36.3%. The postpaid annualized churn rate for 2Q02 remained fairly stable at 31% when compared to the 30% reported in the previous quarter.

High prepaid churn rates      The prepaid annualized churn rate for the quarter
                              was 40%. The high churn rate is a result of client acquisitions that resulted from a Christmas

--------------------------------------------------------------------------------
                                                     Second Quarter 2002 Results
                                                                              1
                              sale campaign that ran from November 2001 until January 2002. This campaign sought to attract new clients by offering extra free minutes. However, the quality of these new users was low and many of them did not buy any card credits after service was activated, and were therefore disconnected.

Net service revenues of       Net service revenues totaled R$213.5 million,
R$213.5 million for the 2Q02  increasing by 3% when compared to the previous quarter. Net equipment revenues totaled R$14.5 million, an increase of 15% over the previous quarter, due to stronger sales stemming from Mothers' Day and Valentine's Day sales campaigns.

                              As a result, total net revenues for the quarter were R$228.1 million, representing a 4% increase when compared to 1Q02. For the 2Q02, handset subsidies were R$1.0 million, or R$4.9 per gross addition.

Cost of services of R$50.5    Cost of services for the second quarter of 2002
million for the 2Q02          totaled R$50.5 million, remaining fairly stable
                              compared to the R$50.2 million registered in the previous quarter.

                              Selling and Marketing expenses for the quarter totaled R$42.6 million, an increase of R$8.7 million, or 26%, when compared to 1Q02. This increase was primarily the result of increased retention efforts, higher commissions related to increased sales, and higher marketing and advertising expenses reported for the period that were associated with the aforementioned sales campaigns.

Customer acquisition cost     Customer acquisition cost for the second quarter
remain at low levels          of 2002 remained at low levels at R$107, compared
                              to the R$100 reported in the previous quarter.

                              Retention costs for the 2Q02 represented 8.9% of net service revenues, compared to the 6.2% recorded in the 1Q02. This increase was the result of greater retention efforts that involved handsets subsidies aimed at maintaining the ultra high value/high value clients within our customer base.

                              G&A expenses totaled R$17.1 million, remaining fairly stable when compared to the R$17.3 million registered in the previous quarter.


                                               Bad Debt (%)

                                              % of net              % of total
                                          service revenues         net revenues
                                          ----------------         ------------

                              2Q01               3.6%                   3.2%
                              3Q01               3.9%                   3.6%
                              4Q01               3.0%                   2.7%
                              1Q02               3.3%                   3.1%
                              2Q02               2.4%                   2.3%


Bad debt at 2.4% of net       Bad debt decreased to 2.4% of net service revenue
service revenues              when compared to the 3.3% registered in the
                              previous quarter. When calculated against total net revenues, bad debt totaled 2.3%, compared to 3.1% reported in the previous quarter.

Postpaid ARPU at R$68         Postpaid MOU for 2Q02 totaled 174 compared to 158
                              registered in the

--------------------------------------------------------------------------------
                                                     Second Quarter 2002 Results
                                                                              2
and prepaid ARPU at R$21      previous quarter. This increase was expected due
                              to seasonal factors and more working days in the 2Q02 compared to the 1Q02. As a result, postpaid
                              ARPU increased to R$68 for 2Q02 compared to the R$64 registered in the first quarter of the year.

                              Prepaid MOU decreased to 65 from the 67 registered in the previous quarter. Nevertheless, prepaid ARPU was R$21, compared to the R$20 reported in the 1Q02. It should be noted that the second quarter of the year fully reflected the interconnection tariff increase (effective as of February 1, 2002).


                                                ARPU (R$)

                                          Postpaid       Prepaid     Blended
                                          --------       -------     -------

                              2Q01            67             21          46
                              3Q01            67             22          44
                              4Q01            65             22          42
                              1Q02            64             20          39
                              2Q02            68             21          40


                              As a result, the blended ARPU increased slightly to R$40, compared to the R$39 registered in the first quarter of 2002.


Market share stable at 71%    Market share remained stable at an estimated 71%
                              compared to the previous quarter. Gross sales share for 2Q02 was an estimated 65%.

EBITDA margin of 45.5% of     EBITDA and EBITDA margin (excluding handsets) for
service revenues for the 2Q02 the second quarter of 2002 reached R$97.2 million and 45.5%, respectively, compared to the R$98.7 million and 47.7% registered in the previous quarter. Year-to-date EBITDA and EBITDA margin reached R$195.9 million and 46.6%, respectively.


                                               EBITDA (R$ mm)

                                                                     EBITDA
                                               EBITDA                Margin
                                          ----------------         ------------

                              2Q01               88.3                  45.1%
                              3Q01               88.2                  43.3%
                              4Q01              108.9                  52.2%
                              1Q02               98.7                  47.7%
                              2Q02               97.2                  45.5%


                              For the 2Q02, depreciation and amortization reached R$47.0 million, in line with the R$47.1 million registered in the previous quarter.

Financial revenues of         Financial revenues totaled R$81.8 million as
R$81.8 million                compared to R$19.5 million reported in the
                              previous quarter. This increase is primarily attributable to revenues of R$62.2 million associated with hedging operations.

--------------------------------------------------------------------------------
                                                     Second Quarter 2002 Results
                                                                              3

Financial expenses of         Financial expenses reached R$33.4 million in the
R$33.4 million                2Q02 compared to the R$22.3 million registered in
                              the previous quarter. This increase was mostly due to an increase in the portion of interest denominated in US Dollars that resulted from the strong currency devaluation during the 2Q02.

Foreign exchange loss of      As a result of the strong devaluation of the Real
R$91.7 million                against the US Dollar during the second quarter
                              (22.4%), a foreign exchange loss of R$91.7 million was registered.

Net income of R$5.2 million   Net income for the 2Q02 totaled R$5.2 million, or
                              R$0.306 per ADS (R$0.015 per thousand shares).

Investments totaled           During the second quarter of 2002, Telemig
R$16.1 million in the 2Q02    Celular's capital expenditures were R$16.1
                              million. Year-to-date investments totaled R$24.1 million. It should be noted that the reduced capital expenditures level has not impacted the Company's ability to support traffic demand. As of June 30, 2002, 98% of the Company's clients were on the digital network, representing 89% of total traffic.

CAPEX breakdown               CAPEX (R$ millions)       4Q01    1Q02    2Q02
                              ----------------------    ----    ----    ----
                              Network                   33.9     4.3    12.1
                              IS/IT                     25.0     3.4     3.2
                              Others                     7.8     0.4     0.8
                              T O T A L                 66.7     8.1    16.1


Positive free cash flow       Free cash flow for the quarter was a positive
                              R$63.3 million. Year-to-date free cash flow amounted to a positive R$144.1 million.

Total debt reached            As of June 30, 2002, total debt was R$758.7
R$758.7 million               million, with 65% denominated in US Dollars, of
                              which 78% was hedged. The Company's indebtedness was partially offset by cash and cash equivalents
                              (R$483.1 million) and accounts receivable from hedging operations (R$67.8 million), resulting in net debt of R$207.7 million.

Debt payment schedule             Year          R$ millions    % denominated
                                                                   in US$
                              ------------      ------------   ---------------
                              2002                  44.4             34%
                              2003                 240.5             67%
                              2004                 195.3             59%
                              2005 and beyond      278.5             72%


Financial ratios                      Ratios                 4Q01   1Q02   2Q02
                              ----------------------------   ----   ----   ----
                              Net Debt/EBITDA(1) =            0.7    0.5    0.5
                              Net Debt/Total Assets =         16%    11%    12%
                              Interest Coverage Ratio(1) =    6.0    6.0    6.2
                              Current Liquidity Ratio =       2.7    2.4    2.2

                              (1) Last twelve months


New service - Launch of       Last June, Telemig Celular launched a voice portal
                              commercially branded

--------------------------------------------------------------------------------
                                                     Second Quarter 2002 Results
                                                                              4

VOZ                           as VOZ (Voice). VOZ is part of the
                              i.telemigcelular line of services, and is intended to be a powerful client relationship and loyalty tool.

                              Using VOZ, clients, through voice commands, are able to send and receive e-mails; check messages in their mail box; and access, news, horoscopes and weather forecasts, among other services.

                              In addition to these services, Telemig Celular launched a new concept of on-line commerce, namely V-Commerce (voice commerce), through which clients can buy services and products using only voice commands.

New competitor                Telemar's mobile subsidiary, Oi, commercially
                              launched its services on June, 24th. Oi is a Band
                              D company operating with GSM technology under a SMP ("Servico Movel Pessoal") contract. With the launch of Oi, Telemig Celular now competes with two cellular companies in its concession area.

Outlook For the third quarter of 2002, Telemig Celular expects to maintain gross sales share over 55%. Net additions are expected to come primarily from prepaid customers. ARPUs should remain stable for both postpaid and prepaid users.

                              Telemig Celular expects mobile penetration, within the Company's concession area, to increase 17%-18% by year-end from the current level of slightly below 15%..

                              Management revised its capital expenditures forecast for the year to R$130 million from R$170 million. (Note: this estimate does not include any capital expenditures associated with network upgrades).


                              Additional information can be found at:

                                  http://www.telemigholding.com.br
                                  --------------------------------


This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company's operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.





--------------------------------------------------------------------------------
                                                     Second Quarter 2002 Results
                                                                              5


                                                             OPERATIONAL DATA


-------------------------------------------------------------------------------------------------------------------------------
                                                     2001                                   2002
                                     ---------------------------------------------------------------------------
                                      2nd           3rd          4th          1st          2nd                        Var. %
                                      Quarter       Quarter      Quarter      Quarter      Quarter        YTD       (2Q02/1Q02)
-------------------------------------------------------------------------------------------------------------------------------
Licensed Pops (in millions)               16.3          16.3         16.3         16.3         16.4         16.4        1.0%
-------------------------------------------------------------------------------------------------------------------------------
Clients                              1,429,946     1,531,224    1,670,146    1,675,424    1,731,839    1,731,839        3.4%
  Postpaid                             753,161       744,925      746,070      711,524      678,730      676,730       -4.6%
  Prepaid                              676,785       786,299      924,076      963,900    1,053,109    1,053,109        9.3%
-------------------------------------------------------------------------------------------------------------------------------
MOU Incoming
  Postpaid                                  81            81           79           73           76           74        3.3%
  Prepaid                                   64            64           62           53           52           52       -3.2%
MOU Outgoing
  Postpaid                                  90            93          100           85           98           91       15.2%
  Prepaid                                   13            14           15           14           13           14       -2.9%
-------------------------------------------------------------------------------------------------------------------------------
Total Outgoing Traffic
(Million of Minutes)                     224.8         238.3        262.8        225.0        244.7        469.7        8.8%
Total Incoming Traffic
 (Million of Minutes                     300.8         322.3        336.4        311.3        315.0        626.3        1.2%
-------------------------------------------------------------------------------------------------------------------------------
Average Revenue per
 User - ARPU (R$)                           46            44           42           39           40           39        1.4%
  Postpaid                                  67            67           65           64           68           66        6.2%
  Prepaid                                   21            22           22           20           21           20        2.3%
-------------------------------------------------------------------------------------------------------------------------------
Service Revenues (R$ millions)
  Monthly Fee                           43,335        43,334       47,012       47,065       45,095       92,160       -4.2%
  Outgoing Traffic                      62,157        62,684       62,575       59,277       62,771      122,049        5.9%
  Incoming Traffic                      82,739        89,642       91,627       90,925       95,213      186,139        4.7%
  Other                                  7,639         8,056        7,611        9,793       10,441       20,234        6.6%
                                     ------------------------------------------------------------------------------------------
  TOTAL                                195,870       203,716      208,826      207,060      213,521      420,581        3.1%
-------------------------------------------------------------------------------------------------------------------------------
Churn - Annualized Rate                  28.4%         34.1%        30.3%        42.9%        36.3%        39.6%       -6.5%
Cost of Acquisition (R$)                   122           128          129          100          107          104        7.6%
CAPEX (R$ millions)                       66.5          68.9         66.7          8.1         16.1         24.1       99.5%
-------------------------------------------------------------------------------------------------------------------------------
Number of locations served                 281           288          290          290          290          290        0.0%
Number of cell sites                       673           695          706          704          705          705        0.1%
Number of switches                          10            11           13           13           13           13        0.0%
-------------------------------------------------------------------------------------------------------------------------------
Headcount                                1,662         1,831        2,014        1,969        1,869        1,869       -5.1%
Market Share                               72%           71%          71%          71%          71%          71%       -0.6%
-------------------------------------------------------------------------------------------------------------------------------






--------------------------------------------------------------------------------
                                                     Second Quarter 2002 Results
                                                                              6


                                                              INCOME STATEMENT - in accordance with BR GAAP


                                                                                                                    (in R$ 000)
-------------------------------------------------------------------------------------------------------------------------------
                                                     2001                                   2002
                                     ---------------------------------------------------------------------------
                                      2nd           3rd          4th          1st          2nd                        Var. %
                                      Quarter       Quarter      Quarter      Quarter      Quarter       YTD        (2Q02/1Q02)
-------------------------------------------------------------------------------------------------------------------------------
Service Revenues - GROSS               253,717       261,756      265,195      263,892      271,030      534,922        2.7%
Equipment Revenues - GROSS              24,137        26,082       23,287       15,650       17,869       33,519       14.2%
-------------------------------------------------------------------------------------------------------------------------------
Total Revenues - GROSS                 277,854       287,838      288,482      279,542      288,899      568,441        3.3%
Taxes                                  (61,981)      (62,624)     (60,497)     (59,793)     (60,836)    (120,629)       1.7%


Service Revenues - NET                 195,870       203,716      208,826      207,060      213,521      420,581        3.1%
Equipment Revenues - NET                20,003        21,498       19,159       12,689       14,542       27,231       14.6%
-------------------------------------------------------------------------------------------------------------------------------
Total Revenues - NET                   215,873       225,214      227,985      219,748      228,063      447,812        3.8%


Cost of Services                        44,307        47,547       52,498       50,226       50,505      100,731        0.6%
Cost of Equipment                       23,459        23,598       20,245       12,688       15,566       28,254       22.7%
Selling & Marketing Expenses            38,744        42,592       45,583       33,884       42,560       76,444       25.6%
Bad Debt Expense                         6,982         7,955        6,236        6,869        5,195       12,064      -24.4%
General & Administrative Expenses       14,093        15,293       (5,525)      17,339       17,063       34,402       -1.6%
-------------------------------------------------------------------------------------------------------------------------------

EBITDA                                  88,288        88,229      108,948       98,743       97,174      195,917       -1.6%
  %                                      45.1%         43.3%        52.2%        47.7%        45.5%        46.6%       -4.6%


Depreciation & Amortization             42,575        42,920       44,828       47,086       47,042       94,128       -0.1%
Interest Expense*                       13,537        22,359        6,863       22,287       33,443       55,730       50.1%
Interest Income                        (22,786)      (55,120)      30,378      (19,497)     (81,807)    (101,304)     319.6%
Foreign Exchange Loss                   25,783        68,482      (63,261)         461       91,651       92,112    19780.9%
Others                                   2,134         2,226        2,170        3,771        7,074       10,845       87.6%
Income Taxes                             5,998        (2,921)      25,810       12,203       (6,466)       5,737     -153.0%
Minority Interests                       3,976         2,555       10,913        5,231        1,025        6,256      -80.4%
-------------------------------------------------------------------------------------------------------------------------------


Net Income                              17,071         7,728       51,248       27,201        5,212       32,413      -80.8%
-------------------------------------------------------------------------------------------------------------------------------

Earnings per thousand shares (R$)        0.051         0.023        0.152        0.081        0.015        0.095      -80.8%
Earnings per ADS (R$)                    1.014         0.459        3.045        1.616        0.306        1.904      -80.8%
-------------------------------------------------------------------------------------------------------------------------------


* Interest paid:  2Q01 - R$20,677 thousand, 3Q01 - R$8,455 thousand; 4Q01 - R$27,242 thousand, 1Q02 - R$7,665 thousand; and
  2Q02 - R$20,112 thousand.




--------------------------------------------------------------------------------
                                                     Second Quarter 2002 Results
                                                                              7


                                      BALANCE SHEET - in accordance with BR GAAP


                                                                                                                 (in R$ 000)
----------------------------------------------------------------------------------------------------------------------------
                                      Q2-2002         Q1-2002                                        Q2-2002         Q1-2002
----------------------------------------------------------------------------------------------------------------------------
Current Assets                                                        Current Liabilities
Cash & cash equivalents               483,149         483,981         Loan & Financing               181,316         108,325
Accounts Receivable                   111,603         110,643         Loan Interest                    9,555          14,222
Taxes Receivable                       60,592          57,694         Suppliers                       40,664          31,337
Other Assets                           33,785          39,162         Taxes Payable                   24,813          61,318
                                     ------------------------         Dividends                        5,762          32,962
                                      689,129         691,480         Other Current Liabilities       46,710          44,762
                                                                                                   -------------------------
                                                                                                     308,820         292,926


Long-term Assets                      284,228         221,221         Loans & Financing              577,397         565,037

Deferred Asset                              -               -         Other Long-term Liabilities     22,496          20,424

Fixed Assets                          770,212         796,735         Minority Interest               88,128          89,533

                                                                      Shareholders' Equity           746,728         741,516
----------------------------------------------------------------------------------------------------------------------------
                                    1,743,569       1,709,436                                      1,743,569       1,709,436
----------------------------------------------------------------------------------------------------------------------------




--------------------------------------------------------------------------------
                                                     Second Quarter 2002 Results
                                                                              8

                           GLOSSARY OF KEY INDICATORS

I)   Average Customers

a)   Average customers - monthly

                         Sum of customers at the beginning and the end of the month
                         ----------------------------------------------------------
                                                      2
b)   Average customers - quarterly and year to date

                         Sum of the average customers for each month of the period
                         ---------------------------------------------------------
                                      Number of months in the period

II)  Churn Rate (Annualized)

a)   Churn % quarterly

             Sum of deactivations / Sum of average monthly opening customers for the 3 months x 12
             --------------------------------------------------------------------------------
                                                       3
b)   Churn % - year to date

             YTD deactivations / Sum of avg monthly opening customers since beginning of the year x 12
             ------------------------------------------------------------------------------------
                                        Number of months in the period

III) MOU - Minutes of Use (Monthly)

              Number of total billable minutes for the period / Average customers for the period
              ----------------------------------------------------------------------------------
                                        Number of months in the periods

IV)  ARPU - Average Revenue per User

                      Net service revenues for the period (excluding roaming-in revenues)
                      -------------------------------------------------------------------
                                       Average customers for the period

V)   Customer Acquisition Cost

                (Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing),
                         Commissions, Handsets subsidies, Advertising and promotions,
                       FISTEL tax (activation tax), less Activation fee for the period)
                       ----------------------------------------------------------------
                                   Number of gross activations in the period

VI)  Free Cash Flow

                      Free Cash Flow = (EBITDA - CAPEX - Taxes - Net Financial Expenses*
                                        - Minority Interests - Working Capital Variation)
* Considers interest paid.

VII) Working Capital Variation

              Working Capital Variation = ((DELTA) Current Assets - (DELTA) Cash & Cash Equivalents) -
 ((DELTA) Current Liabilities - (DELTA) Short Term Loans and Financing - (DELTA) Loan Interest - (DELTA) Dividends)

VIII) Interest Coverage Ratio

                               Interest Coverage Ratio = EBITDA / Interest Paid

IX)  Current Liquidity Ratio

Current Liquidity Ratio = Current Assets / Current Liabilities



--------------------------------------------------------------------------------
                                                     Second Quarter 2002 Results
                                                                              9